UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 24)*

Steelcase Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

858155 20 3
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 pages

CUSIP No. 858155 20 3

(1)	Names of Reporting Persons

P. Craig Welch, Jr.

(2)	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	[ ]
	(b)	[ ]

(3)	SEC Use Only

(4)	Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power	3,500,583

	(6)	Shared Voting Power	2,374,351

	(7)	Sole Dispositive Power	50,082

	(8)	Shared Dispositive Power	5,824,852

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person

5,874,934

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)	[ ]

(11)	Percent of Class Represented by Amount in Row (9)

6.26%

(12)	Type of Reporting Person (see instructions)

IN

Page 2 of 6 pages

Item 1(a).	Name of Issuer:

Steelcase Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

901 – 44th Street, SE Grand Rapids, Michigan 49508

Item 2(a).	Name of Person Filing:

P. Craig Welch, Jr.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

901 – 44th Street, SE Grand Rapids, Michigan 49508

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Class A Common Stock

Item 2(e).	CUSIP Number:

858155 20 3

Page 3 of 6 pages

Item 3.	If this Statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ]	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

(a)	Amount Beneficially Owned:		5,874,934 shares

(b)	Percent of Class:		6.26%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote	3,500,583 shares

	(ii)	Shared power to vote or to direct the vote	2,374,351 shares

	(iii)	Sole power to dispose or to direct the disposition of	50,082 shares

	(iv)	Shared power to dispose or to direct the disposition of	5,824,852 shares

The number of shares reported above includes 5,407,852 shares of Class B Common Stock of the Issuer which are immediately convertible into an equal number of shares of Class A Common Stock at the option of the holder. If shares of Class B Common Stock are transferred to any person other than a “Permitted Transferee” (as defined in the Issuer’s Second Restated Articles of Incorporation), such shares are automatically converted on a share-for-share basis into shares of Class A Common Stock. Shares of Class B Common Stock of the Issuer have the same attributes as shares of Class A Common Stock of the Issuer except that each share of Class B Common Stock entitles the holder thereof to ten votes on all matters upon which Shareholders have a right to vote and each share of Class A Common Stock entitles the holder thereof to one vote on such matters.

The number of shares reported above includes 10,000 shares of Class A Common Stock which Mr. Welch could acquire within 60 days of December 31, 2020 through the exercise of stock options.

Page 4 of 6 pages

If all the outstanding shares of Class B Common Stock of the Issuer were converted into shares of Class A Common Stock, Mr. Welch would be deemed to be the beneficial owner of 5.11% of the Class A Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Of the shares reported in Item 4 above, (i) 4,762,643 shares are held by trusts for the benefit of Mr. Welch, of which trusts Mr. Welch serves as co-trustee with Fifth Third Bank, (ii) 100,287 shares are held by various trusts for the benefit of members of Mr. Welch's family, of which trusts Mr. Welch's wife serves as co-trustee, (iii) 327,522 shares are held by various trusts for the benefit of members of Mr. Welch's family, of which trusts Mr. Welch's wife serves as trustee, (iv) 10,000 shares of Class A Common Stock which Mr. Welch could acquire within 60 days of December 31, 2020 through the exercise of stock options, are held for the benefit of Mr. Welch and his wife, and (v) 624,400 shares are held by a foundation of which Mr. Welch is president.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

N/A

Page 5 of 6 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2021
/s/ P. Craig Welch, Jr.
P. Craig Welch, Jr.

Page 6 of 6 pages